UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CODE OF ETHICS

GOL

Linhas aéreas inteligentes

TABLE OF CONTENTS

ABOUT OUR RELATIONSHIPS

COMPANY INFORMATION AND ASSETS

RESPONSIBILITIES

                - Leadership  ..................................................................................................  18

                - Employees  ..................................................................................................  19

IMPLEMENTATION OF THE CODE OF ETHICS

                - Implementation of the Code of Ethics  ......................................................       21

                - Final Considerations  ..................................................................................     22

MESSAGE FROM THE CEO

Dear Employees,

Our business must be conducted in a fair and ethical manner. That’s been a guiding principle for the Company since its inception and it’s just as important as ensuring that we transport people and cargo in a safe and intelligent manner.

The Code of Ethics was developed so that we can all clearly understand the behaviors that guide our business activities and relationships. It will be used in much the same way that we use the instruments in the cockpits of our airplanes. The Code of Ethics will serve as our compass, our radar. It contains the principles that must guide the actions of all of us at GOL, inside and outside of the company.

The effectiveness of this document will be determined by the level of our commitment to it. Therefore, we all must completely understand and familiarize ourselves with the principles described herein. What’s more, we have to apply these concepts to our daily routines. And whenever an employee has an ethical question, it should be clarified with their immediate superior.

This guide to ethical conduct belongs to all of us and it’s up to us to make sure that its principles are applied. As such, any indication of non-compliance with our guidelines must be reported to the Ethics Committee.

Developing an original, creative, ethical and fair business focused on sustainable and lasting results, is an essential part of who we are.

It’s up to all of us to safeguard GOL’s reputation and I know that I can count on you!

Warm regards,

Constantino de Oliveira Junior

CEO

ABOUT OUR RELATIONSHIPS

ABOUT OUR RELATIONSHIPS

Companies such as GOL interact with a broad range of groups, including employees, customers, shareholders, suppliers, government agencies and local communities, and all of our decisions and actions affect these groups. It is therefore imperative that we treat all of our points of contact with dignity, honesty and transparency, while respecting their integrity, expectations and privacy.

OUR RELATIONSHIP WITH SHAREHOLDERS

Shareholders are the people who invest their capital in GOL, and, therefore, we are accountable to – and must interact responsibly with – this group. This applies to investors, market analysts, regulatory agencies and organizations from the domestic and international capital markets.

Our Principles

- Our relationship with shareholders must be guided by our corporate governance policies. This means providing timely, clear, exact, accessible and complete information about our Company.

- Any information that might affect the market value of our shares (such as news about earnings estimates and/or strategic plans, or information about new flights or the arrival of new airplanes) can only be released by the Company’s Investor Relations are, through the website www.voegol.com.br/ri and their other means of communication.

- All of our financial statements provide detailed, precise, timely and objective information that presents the real economic status of the Company.

- We guarantee the security of our shareholders’ personal data.

- We have a Board of Directors that oversees the company’s management and procedures, and continually evaluates the risk management procedures for our businesses.

- Brazilian law punishes those who make use of inside information to purchase or sell shares, either directly or through third parties.

What to do

- Do not transmit information to third parties that might affect the value of the Company’s shares prior to its official disclosure to the market.

- Do not use inside information (that has not been disclosed to the market) to purchase or sell shares of the Company.

OUR RELATIONSHIP WITH CUSTOMERS

Our customers are the reason we exist. All members of the Company must continually focus on maintaining an excellent relationship with this group.

Our Principles

- Politeness, courtesy and respect are essential aspects in all of our dealings with customers.

- We do not hide information, nor do we take advantage of a situation in order to force the sale of a product or service.

- We seek to continually improve the quality of our employees and our relationship with customers.

- All interactions with our customers must strictly adhere to the established laws and regulations.

What to do

- Our customer service must be agile and immediate. The search for solutions and information, even at critical moments, must be quick, clear, precise and transparent.

- Identifying and meeting the needs of our customers is our main challenge. We must commit ourselves to offering innovative, quality services that will help our customers and, above all, keep them safe.

-   We must avoid allowing our personal interests and opinions to come into conflict with those of our customers.

OUR RELATIONSHIP WITH SUPPLIERS

Our suppliers are an important part of our business. Therefore, all contact with service providers must be guided by ethical principles, in compliance with existing laws and regulations.

Our Principles

- The selection and hiring of suppliers must be carried out based on technical, professional and ethical criteria, always taking into account the best offers – in terms of cost, schedule and level of service – offered by the market.

- We are committed to offering our suppliers transparent purchasing and contracting processes for products and services, treating all of our suppliers with respect, without any privileges or discrimination, regardless of the volume of business they conduct with us.

What to do

- Personal ties between employees and suppliers must be presented in a clear fashion and evaluated by the Company. Employees involved in the selection process or in contact with the suppliers should seek out their immediate supervisors in order to communicate any type of personal connection with the companies and/or professionals providing services to GOL.

- Contract only suppliers that conduct themselves appropriately, have strong reputations on the market, and meet all of the legal requirements regarding labor, health, safety and the environment.

- Do not accept bribes, inappropriate payments or donations from suppliers in exchange for commercial advantages or benefits.

- Presents in excess of one hundred dollars (US$100.00) must be returned with the Company’s standard letter for dealing with such situations. Any questions related to the value of received presents should be forwarded to the Ethics Committee for evaluation.

- Invitations to events and courses should be forwarded to the employee’s immediate supervisor, who will decide if they can be accepted or not.

OUR RELATIONSHIP WITH COMPETITORS

We believe that competition, as long as it is conducted fairly, is healthy. Therefore, we treat our competitors with the same amount of respect that we expect to receive.

Our Principles

- Our interaction with the competition is based on the adoption of fair competitive practices that prohibit predatory or dishonest behavior and noncompliance with the laws protecting competition.

- The Company does not allow its employees to make offensive comments about competitors that might negatively affect their image or contribute to the spread of rumors.

- Practices such as the use of inside information, the omission of material facts, the manipulation of good faith, economic espionage, or obtaining information about the plans and actions of competitors by dishonest means, are not part of our policy.

What to do

- Treat information about competitors with discretion and do not address issues related to our strategic competitive advantages, such as pricing policies, contract terms, costs, marketing and the development of our new services and market research.

OUR RELATIONSHIP WITH THE PRESS

The media plays an extremely important role in shaping public opinion. Therefore, we must build a relationship with the press that is guided by ethics and professionalism.

Our Principles

- We maintain an open channel with the media, providing all of the information needed to understand our business and activities.

- We respond in a transparent manner to press inquiries, while taking the utmost care to protect our assets and employees.

- Our interactions with the media are part of an ongoing dialogue based on fairness and truthfulness.

What to do

- All contact with the press must be authorized by the Corporate Communications area. As such, no employee is allowed to provide any type of interview or information without approval from the area.

- Direct suppliers not to disclose, without prior approval from the Corporate Communications area, any project that has been or is being carried out for the Company.

OUR RELATIONSHIP WITH THE COMMUNITY

We believe that our relationship with the community requires a responsible, engaged approach focused on building a more just society.

Our Principles

- We support social projects that seek to improve and enhance the communities with which we have contact.

- Sustainability is a priority for the Company. Through our activities, we seek to create value for the future and preserve the Company, with a responsible approach towards environmental and natural resources. Our Company is engaged in environmental conservation projects and uses natural resources in a sustainable manner.

- Our team, which has built the Company’s history, is composed of engaged citizens who seek to proactively volunteer their time through the Colaborador Cidadão (Citizen Employee) project.

What to do

- Deal respectfully with Company’s surrounding communities.

- Minimize the consumption of resources that impact the environment and the community, such as paper, energy and plastics.

OUR RELATIONSHIP WITH GOVERNMENT

We maintain the highest level of integrity when interacting with government representatives, respecting their findings in a transparent manner.

Our Principles

- Government agencies such as ANAC (Brazilian Civil Aviation Agency), INFRAERO (Brazilian Airport Infrastructure Company), the Federal Revenue Service and ANVISA (Brazilian Sanitation Surveillance Agency), among others, are dealt with in an open and professional manner. Whenever requested, we provide the relevant information, data and records, as required by law.

- The contracts and agreements that we sign with the government adhere and comply with all applicable regulations.

- Under no circumstances can an employee offer payment in exchange for expedited government services.

What to do

- Respect the regulations and legal findings of government agencies.

- Establish ethical, transparent and honest relationships with the professionals representing the government agencies with whom we interact.

OUR RELATIONSHIP WITH EMPLOYEES

Our transparent interactions with employees serve as the starting point for establishing an environment based on trust and credibility.

Our Premises

- All of the information related to the company’s decisions and its business are passed on to employees through the appropriate information and communication channels.

- Family ties and personal relationships are not permitted between managers and their direct subordinates, in accordance with the Regulatory Document Governing the Recruitment and Selection of Employees (DN-SAOIA-003-2008).

- The Company’s top management (CEO, senior officers, executive officers and general managers) cannot indicate family members or people with whom they have personal relationships to positions within the Company, even if there is no direct connection. The Company is aware of existing situations and this practice is no longer permitted.

- We must ensure that workplace facilities provide safe and healthy working conditions, in accordance with the law and our internal Occupational Safety and Medicine guidelines.

- We do allow any behavior that contributes to an aggressive, intimidating or offensive environment, such as: pressuring workers to provide personal services, sexual harassment, public embarrassment, or explicit and/or implied threats and offenses.

What to do

- Comply with all applicable laws, conventions and collective bargaining agreements, as well as the Company’s regulations and guidelines.

- Do not market or promote merchandise in the workplace, in order to avoid wasting time and embarrassing coworkers.

- Use the Company’s email and other systems in a responsible manner; avoid exchanging racist or discriminatory messages, as well as obscene or offensive images and texts.

- Reject any action that discriminates people based on gender, ethnicity, social class, age, sexual orientation, physical disability or any other attribute.

- Accept, respect and treat everyone equally, in a polite, cooperative and considerate manner, regardless of gender, rank, area, age, etc.

COMPANY INFORMATION AND ASSETS

ADVERTISING AND PUBLICITY

Our Principles

- All of our publicity efforts must reflect the honesty and integrity of our policies and practices.

- All information, facts, events and marketing programs must meet the principles established in this document, and must not, under and circumstance, transmit defamatory, discriminatory, false and/or incorrect information.

What to do

- Report to an immediate supervisor any of the Company’s advertising or publicity programs that violate the principles established in this document or the Company’s institutional values.

CORPORATE RESOURCES

All employees and contractors are responsible for the use, maintenance and protection of the Company’s assets, including its facilities and equipment.

Our Principles

- GOL’s resources include Company’s facilities, vehicles, equipment, values, documents, brands, machinery, technology, concepts, methodologies, know-how, materials, furniture, information, business strategies, plans, research, systems, inventions and its technical and intellectual knowledge base.

- The Internet, as well as email, are provided by the company and their use may be monitored at all times.

- Access to websites and addresses is granted by the Company, which will allow access to and utilization of websites according to the managerial needs of each of the Company’s departments.

What to do

- Ensure the safekeeping and preservation of resources, protecting them from loss, robbery/theft and abuse.

- Ensure the confidentiality of employees’ personal records.

- Use email in an appropriate manner, taking into account that offensive messages and those disclosing strategic Company information are seen as serious offenses.

INFORMATION SECURITY

Each of us must ensure that the Company’s proprietary information is duly protected and cannot be accessed by those not authorized to do so.

Our Principles

- All information obtained by working for the Company is confidential, unless it has already been disclosed to the market (public information).

- Documents such as, for example, contracts, financial records and business plans, are property of the Company.

- Our information is an asset that requires special protection and every user is expected to comply with the regulations contained in the Information Security Policy, developed by the IT area.

What to do

- Any external or internal request related to an academic/scholarly work focused on the Company’s activities, provided that it does not refer to strategic information, must be authorized by the Executive Officer responsible for the area.

- Our documents may not be used outside of GOL, or otherwise released, unless expressly authorized for publication.

- Safeguard the documents related to Company activities. Do not leave confidential materials on tables, in fax machines or in photocopiers. At the end of the day, store documents in drawers or files.

- Avoid discussing work-related issues in public places, such as inside airplanes, at airport check-in counters, in elevators, etc.

RESPONSIBILITIES

Leadership

- To set a behavioral and ethical example for your subordinates.

- To read, understand, comply with and enforce the Code of Ethics.

- To disseminate the Code of Ethics among your coworkers and verify that it has been read and understood.

- To educate coworkers about actions or situations that might present ethical dilemmas or issues.

- To contact the Ethics Committee for clarification and orientation regarding situations and/or facts that present ethical dilemmas or issues.

- To communicate noncompliance with the Code of Ethics to the Ethics Committee.

Employees

 - To serve as an example of ethical conduct to your colleagues.

- To read, understand and comply with the Code of Ethics.

- To discuss any ethical issues or dilemmas with your immediate supervisor.

- To communicate noncompliance with the Code of Ethics to the Ethics Committee.

IMPLEMENTATION OF THE CODE OF ETHICS

IMPLEMENTATION OF THE CODE OF ETHICS

The Code of Ethics directly applies to all employees and is a reflection of our values and our culture. Compliance is a reflection our commitment to professionalism and transparency in all of our business activities.

In order for us to be able to comply with the standards for ethical conduct contained in this document, GOL created an Ethics Committee made up of the following representatives:

- Customer, Employee and Management Officer

- Audit Officer

- Legal Officer

The committee serves directly under the Company CEO and its responsibilities include:

- To evaluate violations of the Code of Ethics and resolve ethical questions and dilemmas;

- To discuss issues of textual interpretation;

- To encourage employee commitment to the Code of Ethics;

- To carry out lectures and events throughout the Company in order to raise awareness about the Code of Ethics.

If you are aware of any action that violates the principles and guidelines contained in this code, GOL asks you to contact your immediate superior, or contact the Ethics Committee through the following channels:

- Hotline (0800 866 0011): a dedicated telephone line for receiving confidential reports and questions;

- Website: www.eticanagol.com.br

The Committee will take immediate steps to:

1. Evaluate the complaint;

2. Define the best course of action;

3. Carry out an investigation;

4. Issue a report with findings and suggested actions.

Finally, the committee will respond with the results of this process as quickly as possible. This response may come through formal channels or may be seen through actions taken in the relevant area.

Confidentiality is ensured in all cases.

FINAL CONSIDERATIONS

- Employees who file complaints are protected against threats and retaliation;

- In the event that a Committee member is involved in an ethics complaint, the member will be automatically barred from participating in the processes related to the complaint. Complaints directly involving the Ethics Committee will be forwarded to the Company’s Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 1, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer